GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1000, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604)681-9588     Facsimile:  (604)688-4933

Email:  gtuskey@telus.net

April 12, 2006

VIA EDGAR/COURIER FILING

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C.   20549

Attention:  Ms. Susann Reilly, Attorney

Dear Ms. Reilly:

Re:  McNab Creek Gold Corporation (the "Company")

        - Amendment No. 1 to Form 10QSB for the Quarter Ended December 31, 2005

        - Filed March 1, 2006

        - File No. 0-50915

We provide the following responses to the comments contained in your letter of April 7, 2006 addressed to Mr. Kenneth G. Townsend, C.E.O. of the Company.  We enclose one black-lined and one clean copy of amendment number 2.  The black-lined references indicate disclosure which responds to your comments.

Form 10-QSB for the quarter ended December 31, 2005

1.

We have disclosed the subsequent transfer of the royalty interest on both the SMH and Roxy claims to Golden Patriot Corp.

Item 3.  Controls and Procedures, Page 15

2.

We have identified Mr. Kenneth Townsend as the Chief Executive Officer and Chief Financial Officer of the Company.

Yours truly,

Gerald R. Tuskey,

Personal Law Corporation

Per:

/s/Gerald R. Tuskey

Gerald R. Tuskey

Enclosures

cc:

McNab Creek Gold Corp.